FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Equinox Gold Corp. (the "Company" or "Equinox Gold")
Suite 1501 - 700 West Pender Street
Vancouver, British Columbia
V6C 1G8

Item 2: Date of Material Change

September 21, 2023

Item 3: News Release

News releases were disseminated on September 18, 2023 and September 21, 2023 through Newsfile. Copies of both have been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4: Summary of Material Change

On September 18, 2023, the Company entered into an agreement with certain initial purchasers (collectively, the "Initial Purchasers"), pursuant to which the Initial Purchasers agreed to buy, on a bought deal basis, 4.75% unsecured convertible senior notes due 2028 (the "Notes") in an aggregate principal amount of $150 million (the "Offering"). The Company granted the Initial Purchasers an option for a period of 30 days to purchase up to an additional $22.5 million aggregate principal amount of Notes.

On September 21, 2023, the Company closed the Offering of $172.5 million aggregate principal amount of Notes, which includes the exercise of the full amount of the option to purchase an additional US$22.5 million aggregate principal of Notes. The Notes were issued at par value.

Item 5: Full Description of Material Change

All dollar amounts shown in United States dollars, unless otherwise indicated.

On September 18, 2023, the Company announced that it had entered into an agreement with the Initial Purchasers pursuant to which the Initial Purchasers had agreed to buy, on a bought deal basis, the Notes pursuant to the Offering.

The Company agreed to use net proceeds of the Offering for repayment of debt and for general corporate purposes.

The Notes bear a cash interest semi-annually at a rate of 4.75% per annum. The conversion rate for the Notes is 158.7302 common shares of Equinox Gold (the "Shares") per $1,000 principal amount of Notes, equivalent to a conversion price of $6.30 per Share. The conversion rate represents a premium of approximately 20% relative to the closing sale price of the Shares prior to the announcement of the Offering and is subject to adjustment in certain events.

Equinox Gold has the right to redeem the Notes in certain circumstances and holders will have the right to require Equinox Gold to repurchase their Notes upon the occurrence of certain events.

On September 21, 2023, the Company closed the Offering of $172.5 million aggregate principal amount of Notes, which includes the exercise of the full amount of the option to purchase an additional $22.5 million aggregate principal of Notes.

The Notes and the Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes were offered only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada were made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Susan Toews
General Counsel and Corporate Secretary
Telephone: (604)-558-0560

Item 9: Date of Report

September 21, 2023.